Exhibit 99.1

Sportradar Announces Close of Acquisition of IMG ARENA and
Its Strategic Portfolio of Global Sports Betting Rights

Acquisition to Accelerate Revenue, Adjusted EBITDA, and Free Cash Flow Growth and will be Accretive to Adjusted EBITDA Margins and Free Cash Flow Conversion

ST. GALLEN, Switzerland, November 3, 2025 -- Sportradar Group AG (NASDAQ: SRAD) (“Sportradar” or the “Company”) today announced it has completed its acquisition of IMG ARENA and its global sports betting rights portfolio from Endeavor Group Holdings, Inc. and OB Global Holdings, LLC. The closing marks a milestone in Sportradar’s growth strategy, further strengthening and differentiating its position as a leading technology and content provider in the most bet upon global sports, including soccer, tennis and basketball.

The acquired portfolio encompasses strategic relationships with more than 70 rightsholders, delivering approximately 38,000 official data events and 29,000 streaming events across 14 global sports on six continents. With this, Sportradar sports coverage totals more than 1 million matches annually.

The acquisition enhances the Company's content distribution and will further fuel product development. Sportradar expects to seamlessly integrate and monetize these rights across its highly scalable technology platform and client network.

Given the unique transaction structure, the acquisition is expected to be accretive to Sportradar’s adjusted EBITDA margins and free cash flow conversion while accelerating the Company’s robust revenue, adjusted EBITDA, and free cash flow growth. Sportradar is not required to provide any financial consideration as part of the acquisition. Instead, the deal includes total financial consideration to Sportradar of $225 million comprised of approximately $122 million in cash prepayments by the seller to certain sports rightsholders and approximately $103 million to Sportradar. The payments to Sportradar, which are subject to customary purchase price adjustments, will be made over a two-year period.

Carsten Koerl, Chief Executive Officer of Sportradar, stated: "We are pleased to complete the acquisition of IMG ARENA. This marks a significant milestone for Sportradar expanding our access to premium sports content that strengthens and complements our already robust global portfolio and capabilities. With this, we are uniquely positioned to deliver even more immersive, data rich experiences to our clients, partners and fans around the world while accelerating innovation at scale across the global sports ecosystem.”

About Sportradar

Sportradar Group AG (NASDAQ: SRAD), founded in 2001, is a leading global sports technology company creating immersive experiences for sports fans and bettors. Positioned at the intersection of the sports, media and betting industries, the Company provides sports federations, news media, consumer platforms and sports betting operators with a best-in-class range of solutions to help grow their business. As the trusted partner of organizations like the ATP, NBA and WNBA, NHL, MLB, MLS, PGA TOUR, UEFA, FIFA, CONMEBOL, AFC, and the Bundesliga, Sportradar covers more than a million events annually across all major sports. With deep industry relationships and expertise, Sportradar is not just redefining the sports fan experience, it also safeguards sports through its Integrity Services division and advocacy for an integrity-driven environment for all involved. For more information about Sportradar, please visit www.sportradar.com

Safe Harbor for Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking” statements and information within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events, including, without limitation, statements regarding future financial or operating performance, planned activities and objectives, anticipated growth resulting therefrom, market opportunities, strategies and other expectations, the IMG ARENA acquisition and its accretive nature, and our guidance and outlook. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “projects”, “continue,” “contemplate,” “confident,” “possible” or similar words. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: economy downturns and political and market conditions beyond our control, including the impact of the Russia/Ukraine and other military conflicts such as acts or war or terrorism and foreign exchange rate fluctuations; pandemics could have an adverse effect on our business; dependence on our strategic relationships with our sports league partners; effect of social responsibility concerns and public opinion on responsible gaming requirements on our reputation; potential adverse changes in public and consumer tastes and preferences and industry trends; potential changes in competitive landscape, including new market entrants or disintermediation; potential inability to anticipate and adopt new technology and products, including efficiencies achieved through the use of artificial intelligence; potential errors, failures or bugs in our products; inability to protect our systems and data from continually evolving cybersecurity risks, security breaches or other technological risks; potential interruptions and failures in our systems or infrastructure; difficulties in our ability to evaluate, complete and integrate acquisitions successfully (including the acquisition of IMG ARENA); our ability to comply with governmental laws, rules, regulations, and other legal obligations, related to data privacy, protection and security; ability to comply with the variety of unsettled and developing U.S. and foreign laws on sports betting; dependence on jurisdictions with uncertain regulatory frameworks for our revenue; changes in the legal and regulatory status of real money gambling and betting legislation on us and our customers; our inability to maintain or obtain regulatory compliance in the jurisdictions in which we conduct our business; our ability to obtain, maintain, protect, enforce and defend our intellectual property rights; our ability to obtain and maintain sufficient data rights from major sports leagues, including exclusive rights; any material weaknesses identified in our internal control over financial reporting; inability to secure additional financing in a timely manner, or at all, to meet our long-term future capital needs; and other risk factors set forth in the section titled “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, and other documents filed with or furnished to the SEC, accessible on the SEC’s website at www.sec.gov and on our website at https://investors.sportradar.com. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. One should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Contacts:

Press

Sandra Lee

Sandra.lee@sportradar.com

Investors

Jim Bombassei

j.bombassei@sportradar.com